Exhibit 21.1

List of subsidiaries of TRI Pointes Homes, Inc.,

upon completion of the offering

1.	TRI Pointe Communities, Inc., a Delaware corporation

2.	TRI Pointe Contractors, LP, a Delaware limited partnership